ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA  94105-2669
tel  415-773-5700
fax  415-773-5759
www.orrick.com

Brett Cooper
(415) 773-5918
bcooper@orrick.com

August 1, 2008

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:  William Thompson

Re:	TC PipeLines, LP
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed April 30, 2008
File No. 0-26091

Dear Mr. Thompson:

On behalf of TC PipeLines, LP (the “Partnership”), we submit this letter in response to the Staff’s comment letter dated July 3, 2008 relating to the above-referenced Form 10-K and Form 10-Q. To assist you in reviewing the responses of the Partnership, the Staff’s comments are set forth in bold typeface before each response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates, page 35
Impairment of Long-Lived Assets and Goodwill, page 36

1.
We note your disclosure that for purposes of testing long-lived assets for impairment, fair values are based on the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the assets.  While we agree recoverability is determined by comparing the carrying value of long-lived assets to the sum of undiscounted cash flows, we do not agree that fair value is based on this measure.  Please revise your disclosure or explain to us why your accounting policy is appropriate.  Refer to paragraphs 7, 23 and A11-A14 of SFAS 144.

Securities and Exchange Commission
August 1, 2008

The Partnership agrees with the Staff’s comment and will change the disclosure in future filings by revising the sentence "Fair values are based on the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the assets." with the following:

“Fair value is a market-based measure of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Partnership Cash Flows, page 42

2.
Please explain to us how your presentation of partnership cash flows per common unit complies with the guidance in paragraph 33 of SFAS 95, which prohibits reporting cash flow per share.  Refer also to Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.

The Partnership historically interpreted that SFAS 95 was applicable specifically only to the Statement of Cash Flows itself.  The Partnership disclosed partnership cash flows and partnership cash flows per common unit as non-GAAP financial measures in its MD&A, as it believes this information enhances investors’ understanding of the way that management analyzes the Partnership’s financial performance and is a key measure of the available cash flows to unitholders.

In light of the Staff’s comment, the Partnership discontinued the presentation of partnership cash flows per common unit in its second quarter earnings release on July 31, 2008 and will not disclose this per unit measure in future filings and other disclosures.

3.
Please clarify whether you use partnership cash flows as a non-GAAP measure of liquidity or performance.  To the extent it is used as a liquidity measure, present cash flows from operating, investing and financing activities and reconcile partnership cash flows in table format to cash flow from operating activities for each year presented.  Otherwise, reconcile partnership cash flows to net income for each year presented.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.

While the Partnership believes the use of partnership cash flows provides meaningful and relevant information with respect to both the performance of its fundamental business activities as well as its ability to meet its future debt service, capital expenditures and working capital

Securities and Exchange Commission
August 1, 2008

requirements, the Partnership views partnership cash flows predominantly as a non-GAAP measure of its financial performance. As the Partnership’s financial performance underpins the availability of cash flows to fund the cash distributions that the Partnership pays to its unitholders, the Partnership believes this is a key measure of the available cash flows to its unitholders.

The Partnership historically provided a reconciliation of partnership cash flows as follows:

	(millions of dollars )	2007	comments
	Total cash distributions received	147.6	see (a) below
	Cash flow from Tuscarora's operating activites	19.9	per 'Summarized Tuscarora Cash Flow Statement' in Note 5 of the Partnership Financial Statements poner page F-13
	Partnership costs	(32.8)	see (b) below
	Partnership cash flows	134.7

(a)	Equity income from investment in Great Lakes	49.0	per Partnership's Consolidated Statement of Income on page F-5
	Return of capital from Great Lakes	12.3	per Partnership's Consolidated Statement of Cash Flows on page F-6
	Cash distributions from Great Lakes	61.3
	Equity income from investment in Northern Border	61.2	per Partnership's Consolidated Statement of Income on page F-5
	Return of capital from Northern Border	25.1	per Partnership's Consolidated Statement of Cash Flows on page F-6
	Cash distributions from Northern Border	86.3
	Total Cash distributions received	147.6

(b)	Operating expenses	8.3	per Partnership's Consolidated Statement of Income on page F-5
	Financial charges, net and other	33.8	per Partnership's Consolidated Statement of Income on page F-5
	Less:
	Operating expenses and financial charges from Tuscarora	(9.3)	per Summarized Tuscarora Income Statement included in Note 5 of the Partnership's Consolidated Financial Statements on page F-13.
	Partnership costs	32.8

The Partnership believed that the reconciliation of partnership cash flows it previously used provided the reconciliation required by Item 10 of Regulation S-K in the most transparent, concise and useful manner and, more importantly, provided information in the way that management analyzes the Partnership’s financial performance.

However, in light of the Staff’s comment, the Partnership reconciled partnership cash flows to net income in its second quarter earnings release on July 31, 2008 and will continue reconciliation to net income in future filings and other disclosures.

Securities and Exchange Commission
August 1, 2008

Consolidated Statement of Income, page F-5

4.	Please clearly disclose the aggregate amount of net income allocated to the general partners and the limited partners on the face of the income statement. Refer to SAB Topic 4:F.

Disclosure of the aggregate amount of net income allocated to the general partner and the limited partners has been provided in Note 11 to the financial statements as currently referenced on the face of the income statement.  However, as a result of the Staff’s comments, we will add the required information to the face of the income statement in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Consolidated Statement of Cash Flows, page 6

5.	Please explain to us what the reduction in the return of capital from Great Lakes line item in investing activities represents.

Return of capital as presented on the Statement of Cash Flows is based on the amount by which cumulative cash distributions exceeds cumulative equity earnings at the end of the reporting period.  As at December 31, 2007, cumulative equity earnings from Great Lakes totaled $49.0 million, while cumulative distributions from Great Lakes totaled $61.3 million, resulting in a return of capital of $12.3 million as reported in the Partnership’s Consolidated Statement of Cash Flows (page F-6 of the Partnership’s Form 10-K).  In first quarter of 2008, Great Lakes contributed equity earnings of $18.6 million, while distributions received from Great Lakes was $11.6 million, resulting in a $7.0 million reduction in the previously reported return of capital of $12.3 million.  Please see page 19 of the Partnership’s Form 10-Q for the fiscal quarter ended March 31, 2008 footnote (a) to Partnership Cash Flows table.

***

In connection with this response, the Partnership acknowledges that:

•
should the Commission or the staff, acting pursuant to their delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
August 1, 2008

•
the action of the Commission or the staff, acting pursuant to their delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 415-773-5918 or Amy Leong, the Partnership’s Controller, at (403) 920-2750 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Brett Cooper

cc:	Sarah Goldberg, Assistant Chief Accountant
Amy W. Leong, TC PipeLines, LP
Donald J. DeGrandis, TC PipeLines, LP
Alan Talkington, Orrick, Herrington & Sutcliffe LLP